SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866 106

(CUSIP Number)

David R. Hodgman

c/o Schiff Hardin LLP

233 S. Wacker Drive

Suite 6600

Chicago, Illinois 60606

(312) 258-5714

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 320866 106	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
David R. Hodgman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,678 Shares
	8	SHARED VOTING POWER 230,913 Shares
	9	SOLE DISPOSITIVE POWER 340,678 Shares
	10	SHARED DISPOSITIVE POWER 230,913 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,591 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1. Security and Issuer.

This statement relates to the common stock, par value $4.00 per share (the “Common Stock”), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2. Identity and Background.

a.	Name

This statement is being filed by David R. Hodgman as more fully described in Item 5 below.

Steven L. Grissom serves as co-trustee of the trusts described in Item 5 below.

b.	Residence or Business Address

Mr. Hodgman’s business address is as follows: Schiff Hardin LLP, 233 S. Wacker Drive, Suite 6600, Chicago, Illinois 60606.

Mr. Grissom’s business address is as follows: SKL Investment Group, LLC, 121 S. 17th Street, Mattoon, Illinois 61938.

c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Hodgman’s principal occupation is working as an attorney with the law firm of Schiff Hardin, LLP.

Mr. Grissom’s principal occupation is serving as the Administrative Officer of SKL Investment Group, LLC.

d.	Whether or not during the last five years, any such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of Mr. Hodgman or Mr. Grissom have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of Mr. Hodgman or Mr. Grissom have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

f.	Citizenship

Each of Mr. Hodgman and Mr. Grissom is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Since Mr. Hodgman’s most recently filed statement on Schedule 13D on February 23, 2009, shares of Common Stock for which Mr. Hodgman is reporting beneficial ownership herein have been acquired in the following manner: (i) 9,080 shares are obtainable through the conversion of 40 shares of Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock (“Series B”) of the Company that have been acquired by the Richard Anthony Lumpkin 1990 Personal Income Trust f.b.o. Elizabeth Arabella Lumpkin from a purchase of shares from Elizabeth L. Celio; (ii) 6,122 shares have been acquired by the Richard Anthony Lumpkin 1990 Personal Income Trust f.b.o Benjamin Iverson Lumpkin and 6,122 shares have been acquired by the Richard Anthony Lumpkin 1990 Personal Income Trust f.b.o Elizabeth Arabella Lumpkin from a distribution of shares previously held by SKL Investment Group, LLC; (iii) 316,947 shares have been acquired pursuant to Mr. Hodgman’s investment power over the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin; (iv) 23,127 shares are obtainable through the conversion of 100 shares of Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock (“Series B”) of the Company that have been acquired by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin; and (v) 604 shares have been acquired pursuant to Mr. Hodgman’s investment power over the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o. Richard Anthony Lumpkin. No borrowed funds were used for any of the above listed acquisitions. Additionally, Mr. Hodgman’s percentage of beneficial ownership of shares of Common Stock has increased as a result of adjustments made to the Series B conversion price and also Common Stock repurchases under the Company’s share buy-back program.

Item 4. Purpose of Transaction.

Purchases of shares of Common Stock by Mr. Hodgman have been as more fully described in Item 5 below. Mr. Hodgman may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Hodgman has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Hodgman does not have any plan or proposal which relates to any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

Mr. Hodgman’s total beneficial ownership amounts to 571,591 shares of Common Stock, or 9.6% of the outstanding shares.

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Mr. Hodgman holds shared voting and investment power over the following shares held in trusts under which he serves as co-trustee: (i) 173,096 shares held by the Richard Anthony Lumpkin 1990 Personal Income Trust for the Benefit of Benjamin Iverson Lumpkin dated April 20, 1990, under which Mr. Hodgman serves as co-trustee; and (ii) 250 shares of Series B Preferred Stock of the Company, which are convertible into 57,817 shares of Common Stock of the Company, held by the Richard Anthony Lumpkin 1990 Personal Income Trust for the benefit of Benjamin Iverson Lumpkin dated April 20, 1990; however, Mr. Hodgman disclaims beneficial ownership of these 230,913 shares held by the foregoing trusts.

Mr. Hodgman holds sole voting and investment power over the shares held in the following trusts: (i) 316,947 shares held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin; (ii) 100 shares of Series B Preferred Stock of the Company, which are convertible into 23,127 shares of Common Stock of the Company, held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin; and (iii) 604 shares held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o. Richard Anthony Lumpkin; however, Mr. Hodgman disclaims beneficial ownership of these 340,678 shares held by the foregoing trusts.

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

During the last sixty days Mr. Hodgman has effected no transactions in the Common Stock of the Company other than the following:

(i)	On August 4, 2014, Mr. Hodgman, in his capacity as co-trustee of the Richard Anthony Lumpkin 1990 Personal Income Trust f.b.o. Benjamin Iverson Lumpkin distributed 25,000 shares of Common Stock of the Company held by the Trust to Benjamin Iverson Lumpkin individually.
(ii)	On August 4, 2014, Mr. Hodgman, in his capacity as co-trustee of the Richard Anthony Lumpkin 1990 Personal Income Trust f.b.o. Elizabeth Arabella Lumpkin distributed 198,096 shares of Common Stock of the Company held by the Trust to Elizabeth Lumpkin Celio individually.

(iii)	On August 4, 2014, Mr. Hodgman, in his capacity as co-trustee of the Richard Anthony Lumpkin 1990 Personal Income Trust f.b.o. Elizabeth Arabella Lumpkin distributed 290 shares of Series B Preferred Stock of the Company held by the Trust, which are convertible into 67,068 shares of Common Stock of the Company, to Elizabeth Lumpkin Celio individually.
(iv)	On August 4, 2014, Mr. Hodgman acquired sole voting and investment power over 316,947 shares of Common Stock of the Company, and 100 shares of Series B Preferred Stock, which is convertible into 23,127 shares of Common Stock of the Company, held by the Richard Adamson Lumpkin Trust dated February 6, 1970 f.b.o. Richard Anthony Lumpkin.
(v)	On August 4, 2014, Mr. Hodgman acquired sole voting and investment power over 604 shares of Common Stock of the Company held by the Richard Adamson Lumpkin Trust dated February 5, 1976 f.b.o. Richard Anthony Lumpkin.
(d)	Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Hodgman, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Hodgman.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Hodgman and any person with respect to any securities of the issuer.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August _______, 2014

__________________________

David R. Hodgman